788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 18-358
January 11, 2018

Platinum Group Metals Ltd. Reports First Quarter Results

VANCOUVER, BRITISH COLUMBIA and JOHANNESBURG, SOUTH AFRICA – Platinum Group Metals Ltd. (TSX:PTM) (NYSE American:PLG) (“Platinum Group” “PTM” or the “Company”) reports the Company’s financial results for the three months ended November 30, 2017 and provides recent events and outlook. For details of the condensed consolidated interim financial statements for the three months ended November 30, 2017 (the “Financial Statements”) and Management’s Discussion and Analysis for the three months ended November 30, 2017 please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov). Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net. Shareholders may receive a hard copy of the complete Financial Statements from the Company free of charge upon request.

As previously announced, the Company has refocused its business on the large scale, bulk mineable Waterberg Project in South Africa (the “Waterberg Project”). The Waterberg Project was recently acknowledged with an investment of $30.0 million by Impala Platinum Holdings Ltd. (“Implats”) to buy a 15% stake in the project. For more information see news releases dated October 16, 2017 and November 6, 2017. Drilling with approximately 17 rigs and engineering work commenced almost immediately after the Implats investment, near the end of the quarter. Drill results are currently being compiled. PTM remains project operator for a Definitive Feasibility Study (“DFS”) supervised by a technical committee comprised of members from each joint venture partner. The technical committee is operating well, focused on achieving maximum value and drawing upon skills from all joint venture partners.

During 2017 the Company made the decision to exit conventional platinum mining by agreeing to sell its position in the Maseve Mine in a transaction valued at approximately $74.0 million, the proceeds of which will be used to repay a majority of the Company’s secured debt. For more information see news releases dated September 6, 2017 and November 23, 2017.

All amounts herein are reported in United States dollars unless otherwise specified. The Company holds cash in Canadian dollars, United States dollars and South African Rand. Changes in exchange rates may create variances in the cash holdings or results reported.

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Recent Events

On November 23, 2017, the Company executed definitive agreements to sell its rights and interests in Maseve Investments 11 (Pty) Ltd. (“Maseve”) to Royal Bafokeng Platinum Limited (“RBPlat”) in a transaction valued at approximately $74.0 million (the “Maseve Sale Transaction”)1. RBPlat is to first pay Maseve $58 million in cash to acquire the concentrator plant and certain surface assets of the Maseve Mine, conditional upon governmental approval and the satisfaction or waiver of certain conditions precedent.

Subject to further governmental approval, RBPlat is to next pay the Company’s wholly-owned subsidiary, Platinum Group Metals (RSA) (Pty) Ltd. (“PTM RSA”), $7.0 million in ordinary shares of RBPlat plus approximately $4.0 million in cash to acquire PTM RSA’s remaining loans due from Maseve, and is to pay PTM RSA and Africa Wide Mineral Prospecting and Exploration Proprietary Limited, pro-rata to their respective equity interests in Maseve, a further $5.0 million by issuance of ordinary shares of RBPlat to acquire 100% of the equity in Maseve. PTM’s proceeds from the Maseve Sale Transaction (“RBPlat Proceeds”) are to be used to repay the Company’s secured lenders, who were collectively owed approximately $92 million in principal and accrued interest at November 30, 2017.

On November 6, 2017, the Company, along with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) closed a transaction to sell Implats 15% of the Waterberg Project for $30 million, from which the Company received $17.2 million for its sale of an 8.6% project interest (the “Implats Proceeds”). Implats may elect to increase its stake to 50.01% through additional share purchases from JOGMEC for an amount of $34.8 million and earning into the remaining interest by committing to an expenditure of $130 million for development work on the Waterberg Project. Implats will also have a right of first refusal to smelt and refine Waterberg Project concentrate (altogether, the “Implats Transaction”)1.

Results For The Three Months Ended November 30, 2017

During the three months ended November 30, 2017, the Company incurred a net loss of $12.44 million (November 30, 2016 – net loss of $2.45 million). General and administrative expenses during the period were $1.41 million (November 30, 2016 - $1.17 million), and losses on foreign exchange were $3.13 million (November 30, 2016 – $1.54 million). Stock based compensation expense, a non-cash item, totalled $0.03 million (November 30, 2016 - $0.04 million). During the first quarter the Company recognized closure and care and maintenance costs for the Maseve Mine in the amount of $5.92 million (November 30, 2016 – nil). In the comparative period all mine operating costs and revenues were capitalized to the Company’s carrying value of the Maseve Mine. Finance income consisting of interest earned and property rental fees in the three months amounted to $0.129 million (November 30, 2016 - $0.30 million). Loss per share for the period amounted to $0.08 as compared to a loss of $0.03 per share for the first quarter of fiscal 2017.

Accounts receivable at November 30, 2017 totalled $0.63 million while accounts payable and accrued liabilities amounted to $7.72 million. Accounts receivable were comprised of proceeds on sale of concentrate, value added taxes repayable to the Company in South Africa and amounts due to/from partners. Accounts payable included contract severance and closure costs, care and maintenance costs, drilling expenses, engineering fees, accrued professional fees and regular trade payables.

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1 For more details please refer to the Financial Statements and Management’s Discussion and Analysis for the three months ended November 30, 2017, the Company’s Annual Report on Form 20-F and the Company’s Annual Information Form for the year ended August 31, 2017.

PLATINUM GROUP METALS LTD.	…3

During the first quarter approximately $0.4 million was spent at the Waterberg Project for engineering and exploration activities. At period end, $20.3 million in net costs had been capitalized to the project (after the disposition of 8.6% interest in the Waterberg Project during the period). Total expenditures on the property since inception are approximately $49 million. For more information on mineral properties, see Notes 4 to 6 of the Financial Statements.

Subsequent to November 30, 2017, on December 22, 2017 the Sprott Resource Lending Partnership (“Sprott”), a secured lender and first lien holder to the Company, advanced the Company $2.75 million pursuant to a new bridge loan for up to $5.0 million available before January 31, 2018. The proceeds are primarily to fund direct expenditures relating to the closure and ongoing care and maintenance of the Maseve Mine, reasonable corporate overhead expenditures and outstanding amounts due and owing to the secured lenders. The new bridge loan is subject to the same security provisions, interest rate, and covenants as the existing Sprott loan facility, as amended. The new bridge loan, together with any accrued but unpaid interest, will be repayable on the earlier of i.) the date which is 10 business days after the closing of the first step of the Maseve Sale Transaction; ii.) the closing of any equity or debt financing by the Company; and iii.) January 31, 2018. In consideration for the new bridge loan Sprott was paid a bonus fee of $250,000 on December 22, 2017.

Effective January 1, 2018 the Company issued 2,440,629 common shares in settlement of $691,110 of bi-annual interest payable on $19.99 million of outstanding convertible notes. The common shares were priced on the simple average of the daily volume weighted average price of the Company’s common shares on the NYSE American exchange for the 10 consecutive trading days ending on December 28, 2017 multiplied by 92.5%.

Outlook

The Company’s key business objectives are to advance the Waterberg Project and repay its secured lenders. The Company plans to increase its profile by focusing on the competitive nature of the large-scale Waterberg palladium reserves at a time when palladium is attracting market attention and palladium supply is estimated to be in deficit.

In the near term, the Company’s liquidity will be constrained until the Maseve Sale Transaction is complete and financing has been obtained to repay and discharge remaining amounts due to the Company’s secured lenders and for working capital purposes. Amounts due to the lenders before the receipt of RBPlat Proceeds total approximately $107.75 million, including the $2.75 million portion of the new bridge loan drawn to date and a termination fee for the Maseve Mine production payment obligation in the amount of $15.0 million, if paid by March 31, 2018. All of the approximately $74.0 million RBPlat Proceeds are to be applied to the Company’s secured debt. As part of restructuring arrangements agreed with the secured lenders the Company must raise $20.0 million in subordinated debt and/or equity within 30 days of the first lien loan facility of approximately $40 million being repaid from the RBplat Proceeds, and raise a further $10.0 million in subordinated debt and/or equity before June 30, 2018.

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The Company has set aside an amount of $5.0 million from the Implats Proceeds toward its share of DFS costs, including drilling in progress. Waterberg JV Co. plans to advance the Waterberg Project to completion of a DFS and a construction decision for a total cost of approximately $10.0 million, paid pro-rata by Waterberg JV Co. shareholders. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is underway. Technical teams from all of the partners, including Implats, and independent engineers are involved in the technical planning and oversight of the DFS. Waterberg JV Co. plans to file a mining right application during 2018.

The Waterberg Project has the potential to be a low-cost platinum and palladium producer based on a fully mechanized mine plan. The deposit is dominated by palladium. The price of palladium has approximately doubled since late 2015 due to its primary use in catalytic converters for automobiles and limited market supply.

The Company continues to actively assess corporate and strategic alternatives with advisors BMO Nesbitt Burns Inc. and Macquarie Capital Markets Canada Ltd.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and is responsible for preparing the technical information contained in this news release. He has verified the data by reviewing the detailed information of the geological and engineering staff and independent qualified person reports as well as visiting the Waterberg Project site regularly.

About Platinum Group Metals Ltd.

Platinum Group holds significant mineral rights and large-scale reserves of platinum and palladium in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. Platinum Group is partnered at Waterberg with JOGMEC, Implats and Mnombo, an empowerment partner. Platinum Group is the operator of the Waterberg Project, a bulk mineable underground deposit in northern South Africa. Implats recently made a strategic investment in the Waterberg Project.

“Frank R. Hallam”

On behalf of the Board of
Platinum Group Metals Ltd.

For further information contact:
            R. Michael Jones, President
            or Kris Begic, VP, Corporate Development
            Platinum Group Metals Ltd., Vancouver
            Tel: (604) 899-5450 / Toll Free: (866) 899-5450
            www.platinumgroupmetals.net

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Disclosure

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the compilation of drill results; the operation of the technical committee; the receipt and timing of required government approvals, satisfaction of other conditions precedent and consummation of the Maseve Sale Transaction as described herein; the Company’s intended use of proceeds derived from the Maseve Sale Transaction; the Company’s plans following the Maseve Sale Transaction; subsequent events related to the Implats Transaction; the completion of the DFS for, and other developments related to, the Waterberg Project; repayment of, and compliance with the terms of, indebtedness; the Company’s liquidity, working capital and requirements to raise additional funds; the Waterberg Project’s potential to be a low-cost platinum and palladium producer; Waterberg JV Co.’s plans to file a mining right application in 2018; the Company’s ability to continue as a going concern; and the Company’s assessment of corporate and asset level strategic alternatives. Statements of mineral resources and mineral reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including risks related to indebtedness; risks related to the nature of the Maseve Sale Transaction and the uncertainty as to whether the Company can successfully obtain required government approvals, satisfy other closing conditions and consummate the Maseve Sale Transaction; potential delays in the foregoing; the Company’s capital requirements may exceed its current expectations; the uncertainty of cost, operational and economic projections; the ability of the Company to negotiate and complete future funding transactions and either settle or restructure its debt as required; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities and to effect the Maseve Sale Transaction; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; risks related to contractor performance and labor disruptions; and other risk factors described in the Company’s most recent annual report, annual information form and other filings with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. The Company is not considering investments in Bitcoin or Blockchain. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company business and potential interest in projects.

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Cautionary Note to U.S. and other Investors

Estimates of mineralization and other technical information included or referenced in this press release have been prepared in accordance with NI 43-101. The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the SEC. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash-flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as "reserves" under SEC standards. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves; "inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained or referenced in this press release containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.